Full Value Partners L.P.,
250 Pehle Ave, Suite 708,
Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201)556-0097
// pgoldstein@bulldoginvestors.com

November 21, 2013

Jeffrey J. Zimmer
Corporate Secretary
Javelin Mortgage Investment Corp.
3001 Ocean Drive, Suite 201
Vero Beach, FL 32963

Dear Mr. Zimmer:

Full Value Partners is the beneficial owner of shares of Javelin with a value in excess of $2,000.00. We have held these shares for over 12 months and plan to continue to hold them through the next meeting of stockholders. We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted.

RESOLVED: The shareholders of Javelin Mortgage Investment Corp. request that the Board of Directors commence the liquidation of the Company.

SUPPORTING STATEMENT

Investors paid $20 per share to buy Javelin shares in its IPO in October 2012. By November 18, 2013, the share price had sunk to $11.68, down more than 40% and far below the September 30, 2013 book value of $14.69. Also, over that time span, the dividend has been slashed by 35% from $0.23 per month to $0.15.

It is clear that Javelin has been an unqualified failure for investors.
We think the best course of action now is for the board to acknowledge that failure and to salvage what it can for shareholders by proposing a plan of liquidation. Liquidation will at least allow shareholders to recoup some of their losses. Specifically, closing the difference between Javelin's stock price and its book value will allow shareholders to realize a gain of about $3 per share or 25% over the current market price.

If you agree that the Company should be wound up, please vote for this proposal.

Very truly yours,
/S/ Phillip Goldstein
Phillip Goldstein
Principal of the General Partner